November 29, 2016

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0504

Attention: Trace W. Rakestraw, Esq.

VIA EDGAR

Re:	Registrant: Loomis Sayles Funds I

File No.:          811-08282

Filing Type:    Form N-1A

Dear Mr. Rakestraw:

This letter responds to an additional comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by telephone on November 28, 2016, regarding the post-effective amendment to the Loomis Sayles Funds I (the “Registrant”) registration statement on Form N-1A for the Loomis Sayles Core Disciplined Alpha Bond Fund (the “Fund”), which was filed with the Commission on September 16, 2016 (the “Registration Statement”), and the Fund’s comment response letter dated November 22, 2016, responding to the comments of the Staff received by telephone on November 2, 2016 and November 3, 2016. For your convenience, we have summarized the additional comment below, followed by the Registrant’s response. Any term that is used, but not defined, in this letter retains the same meaning as used by the Registrant in the Registration Statement.

Prospectus

1.

Comment. With respect to Comment and Response 18, please confirm that custodial fees are the only fees that are not deducted from the calculation of the Composite’s performance. If so, please revise the disclosure to indicate that all fees except custodial fees have been deducted from the calculation of the Composite.

Response. In response to this comment the Registrant has revised the disclosure in the “Prior Performance of the Adviser’s Similarly Managed Accounts” section of the Prospectus to replace the “Composite” with a group of separately managed accounts managed by Loomis Sayles that have substantially similar investment objectives, policies, strategies, risks and investment restrictions as the Fund (“Adviser’s Similarly Managed Accounts”)1. The Registrant confirms that all fees except custodial fees are deducted from the calculation of the performance of the Adviser’s Similarly Managed Accounts. In response to this comment, the Registrant has replaced all references to the “Composite” with the “Adviser’s Similarly Managed Accounts” and has revised the disclosure as follows:

“The following table sets forth historical performance information for ~~the~~ a group of discretionary accounts managed by Loomis Sayles that have substantially similar

1 The Adviser’s Similarly Managed Accounts exclude two accounts in the Composite and the Adviser believes that the omission of these two accounts does not materially change the performance of the Composite and therefore is not misleading.

investment objectives, policies, strategies, risks and investment restrictions as the Fund (the “~~Composite~~ Adviser’s Similarly Managed Accounts”).

The ~~Composite data~~ returns of the Adviser’s Similarly Managed Accounts ~~is~~ are provided to illustrate the past performance of Loomis Sayles in managing substantially similar accounts as measured against a specified market index and does not represent the performance of the Fund. The ~~accounts in the Composite~~ Adviser’s Similarly Managed Accounts are separate and distinct from the Fund; its performance is not intended as a substitute for the Fund’s performance and should not be considered a prediction of the future performance of the Fund or of Loomis Sayles.

The ~~Composite’s~~ returns of the Adviser’s Similarly Managed Accounts were calculated on a total return basis, include all dividends and interest, accrued income and realized and unrealized gains and losses. ~~All r~~ Returns reflect the deduction of all fees paid by the Adviser’s Similarly Managed Accounts, including brokerage commissions and transaction and execution costs, excluding custodial fees and ~~paid by the accounts,~~ without provision for federal or state income taxes. “Net of Fees” figures also reflect the deduction of investment advisory fees. The ~~Composite~~ Adviser’s Similarly Managed Accounts include~~s all~~ actual discretionary accounts managed by Loomis Sayles for at least one full month that have investment objectives, policies, strategies, risks and investment restrictions substantially similar to those of the Fund. The ~~Composite~~ Adviser’s Similarly Managed Accounts may include both tax-exempt and taxable accounts.

Securities transactions are accounted for on trade date and accrual accounting is utilized. Cash and equivalents are included in performance returns. Monthly returns of the ~~Composite~~ Adviser’s Similarly Managed Accounts combine the individual accounts’ returns (calculated on a time-weighted rate of return basis that is revalued daily) weighted based on each account’s asset value as of the beginning of the month. Investors should be aware that the performance information shown below was calculated differently than the methodology mandated by the SEC for registered investment companies.

The ~~accounts that are included in the Composite~~ Adviser’s Similarly Managed Accounts are subject to lower expenses than the Fund and may not be subject to the diversification requirements, specific tax restrictions and investment limitations imposed on the Fund by the Investment Company Act of 1940 or Subchapter M of the Code. Consequently, the performance results for the ~~Composite~~ Adviser’s Similarly Managed Accounts would have been less favorable had it been regulated as an investment company under the federal securities laws.”

If you have any questions or require any clarification concerning the foregoing, please call me at 617-449-2818.

Very truly yours,

/s/ John M. DelPrete

John M. DelPrete

Assistant Secretary

Loomis Sayles Funds I

cc:	Rosa Licea-Mailloux, Esq.

Michael G. Doherty, Esq.

John M. Loder, Esq.